19003351

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

Mail Processing Section
MAR 05 2019
Washington DC
413

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44133

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BENJAMIN & JEROLD BROKERAGE I, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 Broad Street; Suite 526
(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Cass **(646) 201-5094**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Stephen J. Cass**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Benjamin & Jerold Brokerage I, LLC** as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO
Title

Sworn and subscribed to me on the

27 day of February, 2019

OFFICIAL SEAL
ALAN HRIZAK
Notary Public - State of Illinois
My Commission Expires Apr 17, 2019

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Benjamin & Jerold Brokerage I, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Benjamin & Jerold Brokerage I, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Benjamin & Jerold Brokerage I, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Notes 5 and 7 to the financial statements, Benjamin & Jerold Brokerage I, LLC was informed of an adverse arbitration award assessed by FINRA, arbitration number 17-02062, in the amount of $950,000 in early 2019. Benjamin & Jerold Brokerage I, LLC's management evaluated the consequences of the impact on the company and on February 15, 2019 filed a Broker Dealer Withdrawal Form (BDW) to cease operations as a registered broker dealer and will be liquidating the company assets and negotiating with creditors. These circumstances would indicate substantial doubt about Benjamin & Jerold Brokerage I, LLC's ability to continue as a going concern.

Basis for Opinion

This financial statement is the responsibility of Benjamin & Jerold Brokerage I, LLC's management. Our responsibility is to express an opinion on Benjamin & Jerold Brokerage I, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benjamin & Jerold Brokerage I, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Benjamin & Jerold Brokerage I, LLC's auditor since 2010.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2019

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 68,830
Securities owned, at fair value	170,950
Receivable from broker/dealers	610,638
Deposit with broker	527,072
Property and equipment, at cost (net of accumulated depreciation of $41,735)	-
Other assets	-
Total assets	$ 1,377,490

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 634,275
Members' Capital	743,215
Total liabilities and members' capital	$ 1,377,490

The accompanying notes are an integral part of these financial statements.

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization - The Company was incorporated in the state of Illinois on July 2, 1991. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of securities.

Effective March 23, 2010, the Company merged into a limited liability company in the State of Illinois. Pursuant to a request to FINRA, Inc., the Company was allowed to restructure its former corporate form into the successor limited liability company.

Under the terms of the change in formation, the Company contributed all of its assets and liabilities to the newly formed limited liability company and was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments are commonly referred to as "money market funds.

"**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES** (continued)

Revenue Recognition - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Property and Equipment - Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years.

Income Taxes - The Company has elected to be taxed as a partnership. Accordingly, the taxable income or loss of the Company is allocated to the members who are responsible for taxes thereon. The Company is subject to the State of New York franchise tax which has been included in the determination of net income and is included within other expenses in the statement of operations.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly
Level 3 – unobservable inputs that are significant to the fair value of the assets or liabilities

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement (continued) - The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following table presents the Company's fair value hierarchy for these level 3 assets measured at fair value using significant unobservable inputs by the Company on a recurring basis as of December 31, 2018.

	Level 3
Restricted Stock	$ 170,950
Balance End of Year	$ 170,950

During the year ended December 31, 2018, the Company recorded $113,950 in unrealized gains relating to its Level 3 investments.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness" as these terms are defined.

Net capital changes from day to day, but at December 31, 2018, the Company had net capital and net capital requirements of $164,061 and $100,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to members.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include both exchanged traded and over-the-counter options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT (continued)

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any credit or market risk, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information.

The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company has deposits of $527,072 with clearing brokers to assure the Company's performance under the agreements. The Company is subject to a monthly minimum clearing charge of $10,000 and is required to maintain a $100,000 fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale, and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - COMMITMENTS & CONTINGENCIES

The Company leases office space under a month-to-month operating lease arrangement. Rent expense for the year ended December 31, 2018 was $45,251.

NOTE 5 - COMMITMENTS & CONTINGENCIES (continued)

The Company was involved in a legal proceeding concerning the normal conduct of the Company's business activities. There can be no assurance as the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously any case. Based on information currently available and the advice of counsel the Company believes that the eventual outcome of such matters will not, have a material adverse effect on the company's financial position or results of operation. However, FINRA requires arbitration awards to immediately be booked. See Subsequent event footnote 7

NOTE 6 - New Accounting Standards Mandated

1. Revenue from Contracts with Customers

Revenues from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

NOTE 7 - SUBSEQUENT EVENT

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 28, 2019, the date the financial statements were available for issuance. Management has been informed that an adverse Arbitration award has been assessed by FINRA, arbitration number 17-02062, the amount of $950,000 and had to book the entire amount causing the firm to be Capital Deficient thus the firm has filed a BDW on February 15, 2019 and will be liquidating all assets and negotiating with creditors.

Adverse Award in an Arbitration Proceeding A broker-dealer that is the subject of an adverse award in an arbitration proceeding should book said award as an actual liability at the time the award is made, even though the appeal process has not been exhausted and no judgment has been rendered, because grounds for revision on appeal are very limited. In addition, the award would be included in Aggregate Indebtedness as there is no exclusion available under SEA Rule 15c3-1(c)(1). (SEC Staff of DMR to NASD, September 1988)

BENJAMIN & JEROLD BROKERAGE I, LLC
(An Illinois Limited Liability Company)

EXEMPTION REPORT

DECEMBER 31, 2018

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE (312) 939-0477
FAX (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Benjamin & Jerold Brokerage I, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Benjamin & Jerold Brokerage I, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 27, 2019

Benjamin Jerold Brokerage I, LLC
STATEMENT OF EXEMPTION
FOR THE YEAR ENDED DECEMBER 31, 2018

Exemption Report

Benjamin Jerold Brokerage I, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) ii

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) ii throughout the most recent fiscal year without exception.

Benjamin Jerold Brokerage I LLC

I, Stephen J. Cass, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO

02/28/2019